UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 5)

iGATE CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

451 69U 10 5

(CUSIP Number)

Devora Har-Tuv

c/o Viscaria Limited

Lemesou, 77

Elia House

P.C. 2121, Nicosia, Cyprus

+972 3777-4416

Copies to:

Joshua N. Korff, Esq.

Srinivas S. Kaushik, Esq.

601 Lexington Avenue

New York, New York 10022

(212) 446-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 10, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 451 69U 10 5

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Viscaria Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐ N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cyprus
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,978,711*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,978,711*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,978,711*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.9%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	Beneficial ownership of common stock of the Issuer has been calculated based upon the as-converted voting power of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Viscaria Limited on February 1, 2011 and on May 9, 2011, assuming a conversion price of $20.30. See Item 5 of the Schedule 13D for further information.
**	Based on 58,311,538 shares of common stock of the Issuer outstanding as of October 14, 2013 (as disclosed in the Form 10-Q filed by the Issuer on October 18, 2013) plus the 20,324,906 shares of common stock of the Issuer issuable upon conversion (assuming a conversion price of $20.30) of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Investor on February 1, 2011 and on May 9, 2011 pursuant to the purchase agreement described in Item 3 of the Schedule 13D.

CUSIP No. 451 69U 10 5

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Apax Europe VII-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐ N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,225,517*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,225,517*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,225,517*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%**
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Beneficial ownership of common stock of the Issuer (calculated based upon the as-converted voting power of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Viscaria Limited on February 1, 2011 and on May 9, 2011, assuming a conversion price of $20.30) is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such preferred stock as a result of the relationships described in the Schedule 13D. Neither the filing of the Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any preferred or common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
**	Based on 58,311,538 shares of common stock of the Issuer outstanding as of October 14, 2013 (as disclosed in the Form 10-Q filed by the Issuer on October 18, 2013) plus the 20,324,906 shares of common stock of the Issuer issuable upon conversion (assuming a conversion price of $20.30) of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Investor on February 1, 2011 and on May 9, 2011 pursuant to the purchase agreement described in Item 3 of the Schedule 13D.

CUSIP No. 451 69U 10 5

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Apax Europe VII-B, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐ N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,587,800*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,587,800*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,587,800*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2%**
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Beneficial ownership of common stock of the Issuer (calculated based upon the as-converted voting power of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Viscaria Limited on February 1, 2011 and on May 9, 2011, assuming a conversion price of $20.30) is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such preferred stock as a result of the relationships described in the Schedule 13D. Neither the filing of the Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any preferred or common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
**	Based on 58,311,538 shares of common stock of the Issuer outstanding as of October 14, 2013 (as disclosed in the Form 10-Q filed by the Issuer on October 18, 2013) plus the 20,324,906 shares of common stock of the Issuer issuable upon conversion (assuming a conversion price of $20.30) of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Investor on February 1, 2011 and on May 9, 2011 pursuant to the purchase agreement described in Item 3 of the Schedule 13D.

CUSIP No. 451 69U 10 5

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Apax Europe VII-1, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐ N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 245,283*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 245,283*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 245,283*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%**
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Beneficial ownership of common stock of the Issuer (calculated based upon the as-converted voting power of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Viscaria Limited on February 1, 2011 and on May 9, 2011, assuming a conversion price of $20.30) is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such preferred stock as a result of the relationships described in the Schedule 13D. Neither the filing of the Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any preferred or common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
**	Based on 58,311,538 shares of common stock of the Issuer outstanding as of October 14, 2013 (as disclosed in the Form 10-Q filed by the Issuer on October 18, 2013) plus the 20,324,906 shares of common stock of the Issuer issuable upon conversion (assuming a conversion price of $20.30) of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Investor on February 1, 2011 and on May 9, 2011 pursuant to the purchase agreement described in Item 3 of the Schedule 13D.

CUSIP No. 451 69U 10 5

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Apax Europe VII GP L.P. Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐ N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,058,600*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,058,600*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,058,600*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.1%**
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	Beneficial ownership of common stock of the Issuer (calculated based upon the as-converted voting power of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Viscaria Limited on February 1, 2011 and on May 9, 2011, assuming a conversion price of $20.30) is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such preferred stock as a result of the relationships described in the Schedule 13D. Neither the filing of the Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any preferred or common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
**	Based on 58,311,538 shares of common stock of the Issuer outstanding as of October 14, 2013 (as disclosed in the Form 10-Q filed by the Issuer on October 18, 2013) plus the 20,324,906 shares of common stock of the Issuer issuable upon conversion (assuming a conversion price of $20.30) of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Investor on February 1, 2011 and on May 9, 2011 pursuant to the purchase agreement described in Item 3 of the Schedule 13D.

CUSIP No. 451 69U 10 5

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Apax Europe VII GP Co. Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐ N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,058,600*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,058,600*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,058,600*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.1%**
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	Beneficial ownership of common stock of the Issuer (calculated based upon the as-converted voting power of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Viscaria Limited on February 1, 2011 and on May 9, 2011, assuming a conversion price of $20.30) is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such preferred stock as a result of the relationships described in the Schedule 13D. Neither the filing of the Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any preferred or common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
**	Based on 58,311,538 shares of common stock of the Issuer outstanding as of October 14, 2013 (as disclosed in the Form 10-Q filed by the Issuer on October 18, 2013) plus the 20,324,906 shares of common stock of the Issuer issuable upon conversion (assuming a conversion price of $20.30) of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Investor on February 1, 2011 and on May 9, 2011 pursuant to the purchase agreement described in Item 3 of the Schedule 13D.

CUSIP No. 451 69U 10 5

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Apax Europe VI-1, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐ N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,989*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,989*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,989*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%**
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Beneficial ownership of common stock of the Issuer (calculated based upon the as-converted voting power of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Viscaria Limited on February 1, 2011 and on May 9, 2011, assuming a conversion price of $20.30) is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such preferred stock as a result of the relationships described in the Schedule 13D. Neither the filing of the Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any preferred or common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
**	Based on 58,311,538 shares of common stock of the Issuer outstanding as of October 14, 2013 (as disclosed in the Form 10-Q filed by the Issuer on October 18, 2013) plus the 20,324,906 shares of common stock of the Issuer issuable upon conversion (assuming a conversion price of $20.30) of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Investor on February 1, 2011 and on May 9, 2011 pursuant to the purchase agreement described in Item 3 of the Schedule 13D.

CUSIP No. 451 69U 10 5

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Apax Europe VI-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐ N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,786,014*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,786,014*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,786,014*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%**
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Beneficial ownership of common stock of the Issuer (calculated based upon the as-converted voting power of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Viscaria Limited on February 1, 2011 and on May 9, 2011, assuming a conversion price of $20.30) is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such preferred stock as a result of the relationships described in the Schedule 13D. Neither the filing of the Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any preferred or common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
**	Based on 58,311,538 shares of common stock of the Issuer outstanding as of October 14, 2013 (as disclosed in the Form 10-Q filed by the Issuer on October 18, 2013) plus the 20,324,906 shares of common stock of the Issuer issuable upon conversion (assuming a conversion price of $20.30) of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Investor on February 1, 2011 and on May 9, 2011 pursuant to the purchase agreement described in Item 3 of the Schedule 13D.

CUSIP No. 451 69U 10 5

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Apax Europe VI GP L.P. Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐ N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,793,003*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,793,003*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,793,003*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%**
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	Beneficial ownership of common stock of the Issuer (calculated based upon the as-converted voting power of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Viscaria Limited on February 1, 2011 and on May 9, 2011, assuming a conversion price of $20.30) is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such preferred stock as a result of the relationships described in the Schedule 13D. Neither the filing of the Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any preferred or common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
**	Based on 58,311,538 shares of common stock of the Issuer outstanding as of October 14, 2013 (as disclosed in the Form 10-Q filed by the Issuer on October 18, 2013) plus the 20,324,906 shares of common stock of the Issuer issuable upon conversion (assuming a conversion price of $20.30) of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Investor on February 1, 2011 and on May 9, 2011 pursuant to the purchase agreement described in Item 3 of the Schedule 13D.

CUSIP No. 451 69U 10 5

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Apax Europe VI GP Co. Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐ N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,793,003*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,793,003*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,793,003*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%**
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	Beneficial ownership of common stock of the Issuer (calculated based upon the as-converted voting power of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Viscaria Limited on February 1, 2011 and on May 9, 2011, assuming a conversion price of $20.30) is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such preferred stock as a result of the relationships described in the Schedule 13D. Neither the filing of the Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any preferred or common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
**	Based on 58,311,538 shares of common stock of the Issuer outstanding as of October 14, 2013 (as disclosed in the Form 10-Q filed by the Issuer on October 18, 2013) plus the 20,324,906 shares of common stock of the Issuer issuable upon conversion (assuming a conversion price of $20.30) of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Investor on February 1, 2011 and on May 9, 2011 pursuant to the purchase agreement described in Item 3 of the Schedule 13D.

CUSIP No. 451 69U 10 5

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Apax Partners Europe Managers Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐ N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,851,603*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,851,603*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,851,603*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.5%**
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	Beneficial ownership of common stock of the Issuer (calculated based upon the as-converted voting power of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Viscaria Limited on February 1, 2011 and on May 9, 2011, assuming a conversion price of $20.30) is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such preferred stock as a result of the relationships described in the Schedule 13D. Neither the filing of the Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any preferred or common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
**	Based on 58,311,538 shares of common stock of the Issuer outstanding as of October 14, 2013 (as disclosed in the Form 10-Q filed by the Issuer on October 18, 2013) plus the 20,324,906 shares of common stock of the Issuer issuable upon conversion (assuming a conversion price of $20.30) of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Investor on February 1, 2011 and on May 9, 2011 pursuant to the purchase agreement described in Item 3 of the Schedule 13D.

CUSIP No. 451 69U 10 5

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Apax Guernsey (Holdco) PCC Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐ N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,851,603*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,851,603*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,851,603*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.5%**
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	Beneficial ownership of common stock of the Issuer (calculated based upon the as-converted voting power of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Viscaria Limited on February 1, 2011 and on May 9, 2011, assuming a conversion price of $20.30) is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such preferred stock as a result of the relationships described in the Schedule 13D. Neither the filing of the Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any preferred or common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
**	Based on 58,311,538 shares of common stock of the Issuer outstanding as of October 14, 2013 (as disclosed in the Form 10-Q filed by the Issuer on October 18, 2013) plus the 20,324,906 shares of common stock of the Issuer issuable upon conversion (assuming a conversion price of $20.30) of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Investor on February 1, 2011 and on May 9, 2011 pursuant to the purchase agreement described in Item 3 of the Schedule 13D.

CUSIP No. 451 69U 10 5

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Apax US VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐ N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,127,108*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,127,108*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,127,108*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%**
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Beneficial ownership of common stock of the Issuer (calculated based upon the as-converted voting power of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Viscaria Limited on February 1, 2011 and on May 9, 2011, assuming a conversion price of $20.30) is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such preferred stock as a result of the relationships described in the Schedule 13D. Neither the filing of the Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any preferred or common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
**	Based on 58,311,538 shares of common stock of the Issuer outstanding as of October 14, 2013 (as disclosed in the Form 10-Q filed by the Issuer on October 18, 2013) plus the 20,324,906 shares of common stock of the Issuer issuable upon conversion (assuming a conversion price of $20.30) of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Investor on February 1, 2011 and on May 9, 2011 pursuant to the purchase agreement described in Item 3 of the Schedule 13D.

CUSIP No. 451 69U 10 5

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Apax US VII GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐ N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,127,108*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,127,108*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,127,108*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%**
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Beneficial ownership of common stock of the Issuer (calculated based upon the as-converted voting power of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Viscaria Limited on February 1, 2011 and on May 9, 2011, assuming a conversion price of $20.30) is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such preferred stock as a result of the relationships described in the Schedule 13D. Neither the filing of the Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any preferred or common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
**	Based on 58,311,538 shares of common stock of the Issuer outstanding as of October 14, 2013 (as disclosed in the Form 10-Q filed by the Issuer on October 18, 2013) plus the 20,324,906 shares of common stock of the Issuer issuable upon conversion (assuming a conversion price of $20.30) of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Investor on February 1, 2011 and on May 9, 2011 pursuant to the purchase agreement described in Item 3 of the Schedule 13D.

CUSIP No. 451 69U 10 5

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Apax US VII GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐ N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,127,108*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,127,108*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,127,108*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	Beneficial ownership of common stock of the Issuer (calculated based upon the as-converted voting power of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Viscaria Limited on February 1, 2011 and on May 9, 2011, assuming a conversion price of $20.30) is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such preferred stock as a result of the relationships described in the Schedule 13D. Neither the filing of the Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any preferred or common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
**	Based on 58,311,538 shares of common stock of the Issuer outstanding as of October 14, 2013 (as disclosed in the Form 10-Q filed by the Issuer on October 18, 2013) plus the 20,324,906 shares of common stock of the Issuer issuable upon conversion (assuming a conversion price of $20.30) of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Investor on February 1, 2011 and on May 9, 2011 pursuant to the purchase agreement described in Item 3 of the Schedule 13D.

CUSIP No. 451 69U 10 5

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) John F. Megrue
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐ N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,127,108*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,127,108*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,127,108*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%**
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Beneficial ownership of common stock of the Issuer (calculated based upon the as-converted voting power of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Viscaria Limited on February 1, 2011 and on May 9, 2011, assuming a conversion price of $20.30) is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such preferred stock as a result of the relationships described in the Schedule 13D. Neither the filing of the Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any preferred or common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
**	Based on 58,311,538 shares of common stock of the Issuer outstanding as of October 14, 2013 (as disclosed in the Form 10-Q filed by the Issuer on October 18, 2013) plus the 20,324,906 shares of common stock of the Issuer issuable upon conversion (assuming a conversion price of $20.30) of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Investor on February 1, 2011 and on May 9, 2011 pursuant to the purchase agreement described in Item 3 of the Schedule 13D.

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, this Amendment No. 5 (“Amendment No. 5”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on February 11, 2011 (the “Original 13D”), as amended and supplemented by Amendment No. 1 to the Original 13D filed with the SEC on May 19, 2011 (“Amendment No. 1”), Amendment No. 2 to the Original 13D filed with the SEC on December 19, 2011 (“Amendment No. 2”), Amendment No. 3 to the Original 13D filed with the SEC on May 15, 2012 (“Amendment No. 3”), and Amendment No. 4 to the Original 13D filed with the SEC on April 4, 2013 (“Amendment No. 4”, and, together with the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment No. 5, the “Schedule 13D”) with respect to the Items and matters described below. The Schedule 13D was filed jointly on behalf of (i) Viscaria Limited, a private company limited by shares formed under the laws of Cyprus (“Investor”), (ii) Apax Europe VI-A, L.P. and Apax Europe VI-1, L.P. (collectively, the “Apax Europe VI Funds”), (iii) Apax Europe VII-A, L.P., Apax Europe VII-B, L.P. and Apax Europe VII-1, L.P. (collectively, the “Apax Europe VII Funds”), (iv) Apax US VII, L.P. (the “Apax US Fund”), (v) Apax Europe VI GP L.P. Inc. and Apax Europe VI GP Co. Limited (collectively, the “Apax Europe VI Funds GPs”), (vi) Apax Europe VII GP L.P. Inc. and Apax Europe VII GP Co. Limited (collectively, the “Apax Europe VII Funds GPs”), (vii) Apax US VII GP, L.P. and Apax US VII GP, Ltd. (collectively, the “Apax US Fund GPs”), (viii) Apax Partners Europe Managers Ltd, (ix) Apax Guernsey (Holdco) PCC Limited, and (x) John F. Megrue (the entities and persons in clauses (i) through (x), collectively the “Reporting Persons”). Capitalized terms used in this Amendment No. 5 but not otherwise defined herein have the meanings set forth in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is amended and restated in its entirety as follows:

On February 1, 2011 Investor acquired, in connection with the first closing (“First Closing”) pursuant to that certain Securities Purchase Agreement, dated January 10, 2011 (the “Purchase Agreement”), 210,000 shares of 8% Series B Convertible Participating Preferred Stock, no par value per share (the “Series B Preferred Stock”). On May 9, 2011 in connection with the Purchase Agreement, the Issuer and Investor completed a second closing (the “Second Closing”) pursuant to the terms of the Purchase Agreement at which the Issuer sold and issued to Investor an additional 120,000 shares of Series B Preferred Stock for an aggregate purchase price of $120 million. The Series B Preferred Stock is convertible into shares of common stock, par value $0.01 per share, of the Issuer (“Common Stock”) at an initial conversion price of $20.30. The Common Stock is listed on the NASDAQ Stock Market under the symbol “IGTE”.

This Schedule 13D is being filed jointly on behalf of the Reporting Persons. A Joint Filing Undertaking among the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit 1. As a result of the existing relationships described in this Schedule 13D, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). However, neither this filing nor anything contained herein shall be construed as an admission that all or any of the Reporting Persons constitute a “group” within the meaning of Rule 13d-5(b) under the

Exchange Act, and the existence of any group is expressly disclaimed. Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning him or it contained herein, but is not responsible for the completeness and accuracy of the information concerning the other Reporting Persons, except to the extent that he or it knows or has reason to believe that such information is inaccurate. Each Reporting Person expressly disclaims beneficial ownership of securities held by any person or entity, except to the extent of such Reporting Person’s pecuniary interest therein.

Investor is a Cyprus private company and, as of the date of this Amendment No. 5, (i) owns 330,000 shares of Series B Preferred Stock and (ii) 1,653,805 shares of Common Stock. All of the outstanding equity securities of Investor are owned by (a) Apax WW Nominees Ltd (an English company holding 23.8% of the outstanding equity securities of Investor as nominee for Apax Europe VII-A, L.P.), (b) Apax WW Nominees No. 2 Ltd (an English company holding 43.6% of the outstanding equity securities of Investor as nominee for Apax Europe VII-B, L.P.), (c) Apax Europe VII Nominees Ltd (an English company holding 1.1% of the outstanding equity securities of Investor as nominee for Apax Europe VII-1, L.P.), (d) Apax Europe VI Nominees Ltd (an English company holding 26.3% of the outstanding equity securities of Investor as nominee for Apax Europe VI-A, L.P.), (e) Apax Europe VI No. 2 Nominees Ltd (an English company holding 0.0% of the outstanding equity securities of Investor as nominee for Apax Europe VI-1, L.P.), and (F) Apax US VII Nominees Ltd (an English company holding 5.2% of the outstanding equity securities of Investor as nominee for the Apax US Fund). Each of the Apax Europe VI Funds and the Apax Europe VII Funds is constituted under English limited partnership law and domiciled in Guernsey. Each of the above named nominees (the “Nominees”) is an English company which maintains its registered address at 33 Jermyn Street, SW1Y 6DN London, United Kingdom. The registered address of Investor is Lemesou, 77 Elia House, P.C. 2121, Nicosia, Cyprus.

Apax Europe VI GP L.P. Inc., a Guernsey registered limited partnership, is the general partner of each of the Apax Europe VI Funds.

Apax Europe VI GP Co. Limited, a Guernsey incorporated company, is the general partner of Apax Europe VI GP L.P. Inc.

Apax Europe VII GP L.P. Inc., a Guernsey registered limited partnership, is the general partner of each of the Apax Europe VII Funds.

Apax Europe VII GP Co. Limited, a Guernsey incorporated company, is the general partner of Apax Europe VII GP L.P. Inc.

Apax US VII GP, L.P., a Cayman Islands exempted limited partnership, is the general partner of the Apax US Fund, a Cayman Islands exempted limited partnership.

Apax US VII GP, Ltd., a Cayman Islands exempted limited company, is the general partner of Apax US VII GP, L.P.

The principal objective of each of the Apax Europe VI Funds, the Apax Europe VII Funds and Apax US Fund is to achieve long-term capital growth through the provision of risk capital. The principal business of the Apax Europe VI Funds GPs and the Apax Europe VII Funds GPs is the management of investments and the general administration of the Apax Europe VI Funds and the Apax Europe VII Funds, respectively. The registered office address of the Apax Europe VI Funds, the Apax Europe VII Funds, the Apax Europe VI Funds GPs and the Apax Europe VII Funds GPs is Third Floor, Royal Bank Place, 1 Glategny Esplanade, St Peter Port, Guernsey GY1 2HJ. The registered office address of Apax US VII GP, Ltd., Apax US GP, L.P., and the Apax US Fund is P.O. Box 908GT, George Town, Grand Cayman, KY1–9002, Cayman Islands.

John F. Megrue, a citizen of the United States, owns 100% of the equity interests of Apax US VII GP. Ltd. Mr. Megrue’s principal office address is 601 Lexington Avenue, 53rd Floor, New York, New York 10022 and his principal occupation is to serve as a partner of Apax Partners, L.P.

Apax Partners Europe Managers Ltd, an English company, holds 100% of the interests in each of the Nominees. Apax Partners Europe Managers Ltd was also appointed by Apax Europe VI GP L.P. Inc. and Apax Europe VII GP L.P. Inc. as discretionary investment manager of the investments of the Apax Europe VI Funds and the Apax Europe VII Funds, respectively. As of January 1, 2014, the investment management agreement between Apax Partners Europe Managers Ltd and each of Apax Europe VI GP L.P. Inc. and Apax Europe VII GP L.P. Inc. appointing Apax Partners Europe Managers Ltd as discretionary investment manager of the investments of the Apax Europe VI Funds and the Apax Europe VII Funds, respectively, was terminated. The principal office address of Apax Partners Europe Managers Ltd is 33 Jermyn Street, London, SW1Y 6DN, United Kingdom.

Apax Guernsey (Holdco) PCC Limited is a Guernsey protected cell company and is the sole beneficial owner of Apax Europe VI GP Co. Limited and Apax Europe VII GP Co. Limited. Apax Guernsey (Holdco) PCC Limited maintains its principal office address at Third Floor Royal Bank Place, 1 Glategny Esplanade, St Peter Port, Guernsey GY1 2HJ.

To the extent not provided in this Item 2, the name, business address, present principal occupation or employment and citizenship of the directors, executive officers and control persons of the Reporting Persons is set forth on Schedule A. None of the Reporting Persons nor, to the best of their knowledge, any of the entities or persons listed on Schedule A (as applicable) has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining such person or entity from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 5.	Interest in Securities of the Issuer.

Clauses (a) and (b) of Item 5 of the Schedule 13D are amended and restated in their entirety as follows:

(a) and (b)

(i) Investor beneficially owns 21,978,711 shares of Common Stock, which represents 27.9% of the outstanding Common Stock (calculated based on the sum of (x) 58,311,538 shares of Common Stock outstanding as of October 14, 2013 (as disclosed in the Form 10-Q filed by the Issuer on October 18, 2013) plus the 20,324,906 shares of Common Stock issuable upon conversion (assuming a conversion price of $20.30) of the Series B Preferred Stock issued to Investor at the First Closing on February 1, 2011 and at the Second Closing on May 9, 2011, all of which shares are issuable upon the conversion of the Series B Preferred Stock held by Investor plus (y) 1,653,805 shares of Common Stock owned directly by Investor as the date hereof (the “Calculation Method”));

(ii) Apax Europe VII-A, L.P. may be deemed to beneficially own, and have shared voting and dispositive power with respect to, 5,225,517 shares of Common Stock, which represents 6.6% of the outstanding Common Stock (calculated based on the Calculation Method);

(iii) Apax Europe VII-B, L.P. may be deemed to beneficially own, and have shared voting and dispositive power with respect to, 9,587,800 shares of Common Stock, which represents 12.2% of the outstanding Common Stock (calculated based on the Calculation Method);

(iv) Apax Europe VII-1, L.P. may be deemed to beneficially own, and have shared voting and dispositive power with respect to, 245,283 shares of Common Stock, which represents 0.3% of the outstanding Common Stock (calculated based on the Calculation Method);

(v) Apax Europe VII GP L.P. Inc. is the general partner of the Apax VII Funds and, as a result, may be deemed to beneficially own, and have shared voting and dispositive power with respect to, 15,058,600 shares of Common Stock, which represents 19.1% of the outstanding Common Stock (calculated based on the Calculation Method);

(vi) Apax Europe VII GP Co. Limited is the general partner of Apax Europe VII GP L.P. Inc., and as a result, may be deemed to beneficially own, and have shared voting and dispositive power with respect to, 15,058,600 shares of Common Stock, which represents 19.1% of the outstanding Common Stock (calculated based on the Calculation Method);

(vii) Apax Europe VI-A, L.P. may be deemed to beneficially own, and have shared voting and dispositive power with respect to, 5,786,014 shares of Common Stock, which represents 7.4% of the outstanding Common Stock (calculated based on the Calculation Method);

(viii) Apax Europe VI-1, L.P. may be deemed to beneficially own, and have shared voting and dispositive power with respect to, 6,989 shares of Common Stock, which represents 0.0% of the outstanding Common Stock (calculated based on the Calculation Method);

(ix) Apax Europe VI GP L.P. Inc. is the general partner of the Apax VI Funds and, as a result, may be deemed to beneficially own, and have shared voting and dispositive power with respect to, 5,793,003 shares of Common Stock, which represents 7.4% of the outstanding Common Stock (calculated based on the Calculation Method);

(x) Apax Europe VI GP Co. Limited is the general partner of Apax Europe VI GP L.P. Inc., and as a result, may be deemed to beneficially own, and have shared voting and dispositive power with respect to, 5,793,003 shares of Common Stock, which represents 7.4% of the outstanding Common Stock (calculated based on the Calculation Method);

(xi) Apax Partners Europe Managers Ltd owns 100% of the outstanding equity interests of the Nominees, and as a result, may be deemed to beneficially own, and have shared voting and dispositive power with respect to, 20,851,603 shares of Common Stock, which represents 26.5% of the outstanding Common Stock (calculated based on the Calculation Method);

(xii) Apax Guernsey (Holdco) PCC Limited is the sole equity holder of each of Apax Europe VI GP Co. Limited and Apax Europe VII GP Co. Limited, and as a result, may be deemed to beneficially own, and have shared voting and dispositive power with respect to, 20,851,603 shares of Common Stock, which represents 26.5% of the outstanding Common Stock (calculated based on the Calculation Method);

(xiii) Apax US Fund may be deemed to beneficially own, and have shared voting and dispositive power with respect to, 1,127,108 shares of Common Stock, which represents 1.4% of the outstanding Common Stock (calculated based on the Calculation Method);

(xiv) Apax US VII GP, L.P. is the general partner of the Apax US Fund and, as a result, may be deemed to beneficially own, and have shared voting and dispositive power with respect to, 1,127,108 shares of Common Stock, which represents 1.4% of the outstanding Common Stock (calculated based on the Calculation Method);

(xv) Apax US VII GP, Ltd. is the general partner of Apax US VII GP, L.P., and as a result, may be deemed to beneficially own, and have shared voting and dispositive power with respect to, 1,127,108 shares of Common Stock, which represents 1.4% of the outstanding Common Stock (calculated based on the Calculation Method); and

(xvi) John F. Megrue is the sole equity holder of Apax US VII GP. Ltd., and as a result, may be deemed to beneficially own, and have shared voting and dispositive power with respect to, 1,127,108 shares of Common Stock, which represents 1.4% of the outstanding Common Stock (calculated based on the Calculation Method).

Prior to the vote of the shareholders of the Issuer with respect to the NASDAQ Shareholder Approval (as defined below), the Series B Preferred Stock may not be converted and the holders thereof may not vote on an as-converted basis with the holders of Common Stock. Further, prior to the receipt of the approval of the holders of Common Stock required for the removal of the Conversion Cap (as defined below) in compliance with NASDAQ Market Place Rule 5635(a), (b), (c) and (d) and NASDAQ Market Place Rule 5640, as applicable, or any similar shareholder approval rule (the “NASDAQ Shareholder Approval”), the shares of Series B Preferred Stock described herein shall not be convertible into, and the holders thereof shall not be entitled to exercise voting power with respect to, more than 19.99% of the number of shares of Common Stock outstanding immediately prior to January 10, 2011 (such limitation, the “Conversion Cap”). Dividends on each share of Series B Preferred Stock compound quarterly on each of March 15, June 15, September 15 and December 15 of each year and are added to the accrued value of such share used to calculate the number of shares of Common Stock into which such share may be converted and, therefore, subject to the prior to two sentences of this paragraph, the number of shares of Common Stock into which each share of Series B Preferred Stock may be converted is expected to increase over time.

On May 5, 2011 at the Annual Meeting of the Shareholders of the Issuer, the NASDAQ Shareholder Approval and all other necessary approvals required to remove the restrictions of the Conversion Cap were obtained. As of the date of Amendment No. 1, the Series B Preferred Stock held by Investor was (and, as of the date of this Amendment No. 5, is) fully convertible at the Conversion Price and Investor is entitled to exercise voting power on an as-converted basis.

Neither the filing of the Schedule 13D (or any amendment or supplement thereto) nor any of its contents shall be deemed to constitute an admission by any Reporting Person, other than Investor (solely with respect to the shares of Series B Preferred Stock purchased by it pursuant to the First Closing and Second Closing of the Purchase Agreement), that it is the beneficial owner of any of the Series B Preferred Stock or Common Stock referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Other than Investor, the Reporting Persons are not entitled to any rights as shareholders of the Issuer.

Except as set forth in this Item 5(a), none of the Reporting Persons and, to the knowledge of the Reporting Persons, no person named in Schedule A hereto beneficially owns any Series B Preferred Stock or any Common Stock.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: January 10, 2014

VISCARIA LIMITED

By:	/s/ Vivesh Ramsamy Pillay
Name: Vivesh Ramsamy Pillay
Title: Director

APAX EUROPE VI-A, L.P.

By:	Apax Partners Europe Managers Limited
Its:	Manager

By:	/s/ Martin Halusa
Name: Martin Halusa
Title: Director

By:	/s/ Ralf Gruss
Name: Ralf Gruss
Title: Company Secretary

APAX EUROPE VI-1, L.P.

By:	Apax Partners Europe Managers Limited
Its:	Manager

By:	/s/ Martin Halusa
Name: Martin Halusa
Title: Director

By:	/s/ Ralf Gruss
Name: Ralf Gruss
Title: Company Secretary

SIGNATURE PAGE TO FORM 13D FILING

APAX EUROPE VII-A, L.P.

By:	Apax Partners Europe Managers Limited
Its:	Manager

By:	/s/ Martin Halusa
Name: Martin Halusa
Title: Director

By:	/s/ Ralf Gruss
Name: Ralf Gruss
Title: Company Secretary

APAX EUROPE VII-B, L.P.

By:	Apax Partners Europe Managers Limited
Its:	Manager

By:	/s/ Martin Halusa
Name: Martin Halusa
Title: Director

By:	/s/ Ralf Gruss
Name: Ralf Gruss
Title: Company Secretary

APAX EUROPE VII-1, L.P.

By:	Apax Partners Europe Managers Limited
Its:	Manager

By:	/s/ Martin Halusa
Name: Martin Halusa
Title: Director

By:	/s/ Ralf Gruss
Name: Ralf Gruss
Title: Company Secretary

SIGNATURE PAGE TO FORM 13D FILING

APAX US VII, L.P.

By:	Apax US VII GP L.P.
Its:	General Partner

By:	Apax US VII GP, Ltd.
Its:	General Partner

By:	/s/ John F. Megrue
Name: John F. Megrue
Title: Director

APAX EUROPE VI GP L.P. INC.

By:	Apax Europe VI GP Co. Limited
Its:	General Partner

By:	/s/ Andrew W. Guille
Name: Andrew W. Guille
Title: Director

APAX EUROPE VI GP CO. LIMITED

By:	/s/ Andrew W. Guille
Name: Andrew W. Guille
Title: Director

APAX EUROPE VII GP L.P. INC.

By:	Apax Europe VII GP Co. Limited
Its:	General Partner

By:	/s/ Andrew W. Guille
Name: Andrew W. Guille
Title: Director

APAX EUROPE VII GP CO. LIMITED

By:	/s/ Andrew W. Guille
Name: Andrew W. Guille
Title: Director

APAX GUERNSEY (HOLDCO) PCC LIMITED

By:	/s/ Andrew W. Guille
Name: Andrew W. Guille
Title: Director

SIGNATURE PAGE TO FORM 13D FILING

APAX US VII GP, L.P.

By:	Apax US VII GP, Ltd.
Its:	General Partner

By:	/s/ John F. Megrue
Name: John F. Megrue
Title: Director

APAX US VII GP, LTD.

By:	/s/ John F. Megrue
Name: John F. Megrue
Title: Director

APAX PARTNERS EUROPE MANAGERS LTD

By:	/s/ Martin Halusa
Name: Martin Halusa
Title: Director

By:	/s/ Ralf Gruss
Name: Ralf Gruss
Title: Company Secretary

JOHN F. MEGRUE

/s/ John F. Megrue
John F. Megrue

SIGNATURE PAGE TO FORM 13D FILING

SCHEDULE A

Set forth below is the name, citizenship, business address and the present principal occupation or employment (and the name and, to the extent not provided in the Schedule 13D to which this Schedule A is attached, the principal business and address of any organization in which such employment is conducted) of each director and executive officer of the Reporting Persons who are corporations.

Name / Citizenship	Business Address	Entity / Present Principal Occupation or Employment

Devora Har-Tuv (United States and Israel citizen)	Lemesou, 77 Elia House P.C. 2121, Nicosia, Cyprus	Viscaria Limited - Director

Vivesh Ramsamy Pillay (British citizen)	Lemesou, 77 Elia House P.C. 2121, Nicosia, Cyprus	Viscaria Limited - Director

Sokratis Kominakis (Greek citizen)	Lemesou, 77 Elia House P.C. 2121, Nicosia, Cyprus	Viscaria Limited - Director

Andreas Athinodorou (Cyprus citizen)	Lemesou, 77 Elia House P.C. 2121, Nicosia, Cyprus	Viscaria Limited - Director

Alexis Xenophontos (British citizen)	Lemesou, 77 Elia House P.C. 2121, Nicosia, Cyprus	Viscaria Limited - Director

Jeremy Arnold (Jersey citizen)	Third Floor, Royal Bank Place 1 Glategny Esplanade St Peter Port, Guernsey GY1 2HJ	Apax Europe VI GP Co. Limited - Director Apax Europe VII GP Co. Limited - Director Apax Guernsey (Holdco) PCC Limited - Director

Denise Fallaize (Guernsey citizen)	Third Floor, Royal Bank Place 1 Glategny Esplanade St Peter Port, Guernsey GY1 2HJ	Apax Guernsey (Holdco) PCC Limited - Director

Andrew Guille (Guernsey citizen)	Third Floor, Royal Bank Place 1 Glategny Esplanade St Peter Port, Guernsey GY1 2HJ	Apax Europe VI GP Co. Limited - Director Apax Europe VII GP Co. Limited - Director Apax Guernsey (Holdco) PCC Limited - Director

David Staples (Guernsey citizen)	Third Floor, Royal Bank Place 1 Glategny Esplanade St Peter Port, Guernsey GY1 2HJ	Apax Europe VI GP Co. Limited - Director Apax Europe VII GP Co. Limited - Director

Simon Cresswell (Australian citizen)	33 Jermyn Street London, SW1Y 6DN United Kingdom	Apax Europe VI GP Co. Limited - Director Apax Europe VII GP Co. Limited - Director

Gordon Purvis (British Citizen)	Third Floor, Royal Bank Place 1 Glategny Esplanade St Peter Port, Guernsey GY1 2HJ	Apax Europe VI GP Co. Limited - Director Apax Europe VII GP Co. Limited - Director

Name / Citizenship	Business Address	Entity / Present Principal Occupation or Employment

Martin Halusa (Austrian citizen)	33 Jermyn Street London, SW1Y 6DN United Kingdom	Apax Partners Europe Managers Ltd - Director

John F. Megrue (United States citizen)	601 Lexington Avenue 53rd Floor New York, New York 10022	Apax US VII GP, Ltd. - Director Apax Partners, L.P. - Partner

Nico Hansen (German citizen)	33 Jermyn Street London, SW1Y 6DN United Kingdom	Apax Partners Europe Managers Ltd - Director

Michael Phillips (Canadian citizen)	Moehlstr. 10 81675 Munich, Germany	Apax Partners Europe Managers Ltd - Director

Robert Marsden (United States citizen)	601 Lexington Avenue 53rd Floor New York, New York 10022	Apax US VII GP, Ltd. - CFO Apax Partners, L.P. - CFO

William J. Gumina (United States citizen)	601 Lexington Avenue 53rd Floor New York, New York 10022	Apax US VII GP, Ltd. - Vice President Apax Partners, L.P. - Vice President

Mitchell L. Truwit (United States citizen)	601 Lexington Avenue 53rd Floor New York, New York 10022	Apax US VII GP, Ltd. - Vice President Apax Partners, L.P. - Vice President